

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFM SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 Rocky Mountain Avenue Suite 320
(No. and Street)

Loveland (City) Colorado (State) 80538 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary D. Premer 970-613-1392
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard (Address) Littleton (City) Colorado (State) 80120-2337 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Premer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFM Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VICKI J. YOUNG
NOTARY
PUBLIC
STATE OF COLORADO

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES 8/20/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Page

Report of Independent Certified Public Accountants 1

Financial Statements

Statements of Financial Condition 2

Statements of Income 3

Statements of Cash Flows 4

Statements of Stockholders' Equity 5

Notes to Financial Statements 6–8

Supplementary Information

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 9

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5 10

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
CFM Securities, Inc.
Loveland, Colorado

We have audited the accompanying statement of financial condition of CFM Securities, Inc. as of December 31, 2006 and 2005, and the related statement of operations, cash flow and stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFM Securities, Inc. at December 31, 2006 and 2005 and the results of its operations, cash flows and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
March 9, 2007


IGAF
WORLDWIDE

CFM Securities, Inc.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 12,000	$ 15,265
Certificate of deposit	-	13,110
Accounts receivable	359	14,712
Total Assets	$ 12,359	$ 43,087
Liabilities and Stockholders' Equity		
Accounts payable	$ -	$ 8,113
Contractual commitment	-	38
Total Liabilities	-	8,151
Stockholders' Equity		
Common Stock, par value $.01 cent per share:		
Authorized 50,000 shares;		
issued and outstanding 1,000	10	10
Additional paid-in capital	5,090	5,090
Retained earnings	7,259	29,835
Total Stockholders' Equity	12,359	34,935
Total Liabilities and Stockholders' Equity	$ 12,359	$ 43,086

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.

Statements of Income

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissons	$ 64,636	$ 122,203
Interest	553	219
Total Revenues	65,189	122,422
Expenses		
Personnel expenses	43,160	75,189
Administrative expenses	15,172	43,587
Total Expenses	58,332	118,776
Net Income Before Taxes	6,857	3,646
Provision for Income Taxes		
Current tax provision	(1,028)	-
Net Income (Loss)	$ 5,829	$ 3,646

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows From Operating Activities		
Commissions received from brokers and dealers	$ 77,961	$ 157,723
Cash paid for service fees and other expenses	(66,047)	(109,892)
Interest received	553	219
Interest paid	(436)	(771)
Net Cash Provided by Operating Activities	12,031	47,279
Cash Flows from Financing Activities		
Purchase of certificates of deposit	-	(13,110)
Redemption of certificates of deposit	13,110	7,893
Dividends paid	(28,406)	(31,335)
Net Cash Provided (Used) by Financing Activities	(15,296)	(36,552)
Net (Decrease) Increase in Cash	(3,265)	10,727
Cash at Beginning of the Year	15,265	4,538
Cash at End of the Year	$ 12,000	$ 15,265
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income	$ 5,829	$ 3,646
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	14,353	(14,712)
Related party recievables	-	50,232
Increase (decrease) in:		
Accounts payable	(8,113)	8,113
Contractual commitment	(38)	-
Net Cash Provided by Operating Activities	$ 12,031	$ 47,279

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.

Statements of Stockholders' Equity
For the Years Ended December 31, 2006 and 2005

	Common Stock			Additional Paid-In	Retained Earnings	
	Authorized	Shares	Amount	Capital	(Deficit)	Totals
Balance December 31, 2004	50,000	1,000	$ 10	$ 5,090	$57,525	$62,625
Dividends paid	-	-	-	-	(31,335)	(31,335)
Net income	-	-	-	-	3,646	3,646
Balance December 31, 2005	50,000	1,000	10	5,090	29,836	34,936
Dividends paid	-	-	-	-	(28,406)	(28,406)
Net income	-	-	-	-	5,829	5,829
Balance December 31, 2006	50,000	1,000	$ 10	$ 5,090	$ 7,259	$12,359

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Notes to Financial Statements
December 31, 2006 and 2005

1. Organization and Significant Accounting Policies

Organization and Nature of Business
CFM Securities, Inc. (the Company) was incorporated in the State of Colorado in March 1992 and is in the business of selling securities for a commission. The company is a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company is a dealer in mutual funds and variable annuities only and promptly transmits all funds and delivers all securities received in connection with its activities and does not hold funds or securities for, or owe money or securities to, customers. Customers make their investments directly payable to the appropriate registered investment companies or insurance companies.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Customers' securities transactions with related commission income and expenses are recorded on a trade date basis.

Income Taxes
For income tax purposes, the Company files a consolidated income tax return with its parent. These financial statements reflect income taxes based on its percentage share of consolidated taxable income.

During 2005, the parent Company elected to revoke its status as an S-Corporation. The result of the revocation is that the Corporation will be taxed on a consolidated basis with its parent as a C-Corporation. The tax on the Company as a separate entity would have been approximately $750.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

1. Organization and Significant Accounting Policies (continued)

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

Recently Issued Accounting Pronouncements
In September 2006, the FASB (the Board) issued Statement of Financial Accounting Standard (SFAS) 157 "Fair Value Measurement". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This pronouncement is effective for fiscal years beginning November 15, 2007. Management does not expect the application of this pronouncement will have a material effect on the financial statements.

2. Certificate of Deposit

The certificate, issued in 2002, bore interest at 3.92%, and was redeemed in October 2006.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2006 and 2005, the Company had net capital of $7,000 and $20,224, respectively.

CFM Securities, Inc.
Notes to Financial Statements (continued)
December 31, 2006 and 2005

4. Related Party Transactions

The Company has a service agreement with its parent company whereby the parent company provides managerial and clerical support for the Company. Under the agreement, the Company pays a percentage of the parent company's administrative costs based on a percentage of the consolidated revenue, and reimburses the parent company for direct costs paid on behalf of the Company, including office space, supplies, and other expenses of the securities business. Total allocated costs and reimbursed expenses paid to the parent company were $56,167 and $148,174 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, there was $-0- due from the parent company.

5. Subsequent Event

On January 16, 2007, the Board approved the sale of all Company stock to Integrus LLC. The Company expects the stock purchase agreement to take effect prior to June 30, 2007. The parent of the Company has entered into a consulting agreement with the buyer in the ownership transition until the stock purchase is complete.

CFM Securities, Inc.

Supplementary Information

CFM Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholders' equity	$ 12,359	$ 34,936
Deductions		
Disallowed receivables	359	14,712
Total Deductions	359	14,712
Total Net Capital	$ 12,000	$ 20,224
Aggregate Indebtedness		
Payables and accruals	-	8,151
Total Aggregate Indebtedness	$ -	$ 8,151
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ -	$ 543
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 7,000	$ 15,224
Ratio of aggregate indebtedness to net capital	0.00	0.40

Reconciliation with Company's computation included in Part II of Form X-17a-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 12,000	$ 20,224
No adjustment required	-	-
Net capital per above	$ 12,000	$ 20,224

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants
on
Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CFM Securities, Inc.
Loveland, Colorado

In planning and performing our audit of the financial statements of CFM Securities, Inc. for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CFM Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


IGAF
WORLDWIDE

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

March 9, 2007
Littleton, Colorado

END